UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No.2)

                            EMPIRE OF CAROLINA, INC.
                           ---------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.10 per share
                    -----------------------------------------
                         (Title of Class of Securities)

                                    292007101
                                 -------------
                                 (CUSIP Number)

                                  Mark S. Rose
                               72 Claire Rose Dr.
                               Patchoque, NY 11772
                                 (516) 475-1333
                            -----------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                  July 28, 1998
                          -----------------------------
                     (Date of Event which Requires Filing of
                                 this Statement)





If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No.   292007101

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Mark S. Rose

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)

      (b)

3     SEC USE ONLY

4     SOURCE OF FUNDS
      00
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6     CITIZENSHIP OR PLACE OR ORGANIZATION

      United States citizen


             NUMBER OF               7     SOLE VOTING POWER
              SHARES                           2,350,000
           BENEFICIALLY              8     SHARED VOTING POWER
             OWNED BY                           125,000
               EACH                  9     SOLE DISPOSITIVE POWER
             REPORTING                       2,350,000
              PERSON                 10   SHARED DISPOSITIVE POWER
               WITH                           125,000
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,475,000
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        15.76 %
14    TYPE OF REPORTING PERSON
      IN

                              Schedule 13D


            This Amendment No.2 (the "Amendment") amends the statement on
Schedule 13D filed on July 30, 1997 by Mark S. Rose and the Amendment No. 1 filed on August 21, 1998, (as so amended, the "Schedule 13D"). The purpose of the Amendment is to correct an error in the number shares owned by Mr. Rose reported in Amendment No. 1 to the Schedule 13D filed on August 21, 1998, and to report the ownership of shares by Mr. Roses' wife. Capitalized terms used herein and not otherwise defined have the meaning assigned to them in the Schedule 13D.

Item 3.   Source and Amount of Funds or Other Consideration.

Item 3 is amended by adding thereto the following paragraph:
------------------------------------------------------------

      On May 28, 1998, Mr. Rose and his wife, E. Joy Rose each received 125,000 shares of the issuer's Common Stock in consideration for their shares of Apple Golf Shoes, Inc. and Apple Sports, Inc., which were acquired by the issuer. The terms of the acquisition are set forth in Item 2 of the Company's filing on Form 8-K, filed on June 12, 1998 which is hereby incorporated herein by reference (and attached hereto as exhibit 1).

Item 4.   Purpose of Transaction

Item 4 is amended by adding thereto the following paragraphs:
-------------------------------------------------------------

      Mark S. Rose and E. Joy Rose were parties to the Share Purchase Agreement by and between the Shareholders of Apple Sports, Inc. and Apple Golf Shoes, Inc. as Sellers and Empire of Carolina, Inc. (the issuer) as Purchaser. Pursuant to the terms of this Agreement, the issuer, following approval by its shareholders, Purchased all of the outstanding shares of Apple Sports, Inc. and Apple Golf Shoes, Inc. from the holders thereof. Mr. Mark Rose and Ms. E. Joy Rose each received shares discussed in Item 3 as consideration for their shares of Apple Sports, Inc. and Apple Golf Shoes, Inc.


Item 5.  Interest in Securities of the Issuer.

Item 5 is amended and restated in its entirety as follows:
-----------------------------------------------------------

            (a) Mr. Mark S. Rose beneficially owns 2,025,000 shares of Common Stock, including 125,000 shares of Common Stock owned by his wife, E. Joy Rose. Mr. Rose also has the right to acquire up to 400,000 shares of Common Stock at any time upon conversion of all or any portion of the 50,000 shares of Series A Preferred Stock held by him. In addition, Mr. Mark S. Rose has the right, as owner of the Warrants, to acquire all or any portion of the 50,000 shares of Common Stock at a price of $1.375 per share at any time prior to the expiration of the Warrants on May 6, 2003. Accordingly, based upon calculations made in accordance with Rule 13d-3(d) and information provided by the Company that 15,257,641 shares of Common Stock are currently outstanding, Mr. Rose beneficially owns 2,475,000 or 15.76% of the Common Stock. There are currently 1,830,137 shares of Series A Preferred Stock outstanding, with respect to which Mr. Rose has sole voting and dispositive power over 50,000 shares (or 2.73% of the class). The currently outstanding shares of Series A Preferred Stock may be converted into 14,641,096 shares of Common Stock, with the result that Mr. Rose beneficially owns, when the currently outstanding Series A Preferred Stock is combined with the currently outstanding Common Stock, 8.26% of the combined classes.

            (b) Mr. Rose has sole power to vote and dispose of 1,900,000 shares of Common Stock, and shares with his wife, E. Joy Rose, the power to vote and dispose of 125,000 shares of Common Stock. Mr. Rose has sole power to vote and dispose of the 50,000 shares of Series A Preferred Stock and 50,000 Warrants held by him.

      E. Joy Rose is the Wife of Mark S. Rose. Her address is 35 Boylan Lane, Blue Point, NY 11715. Ms. Rose is a housewife, and a citizen of the United States. The response to Items 2(d) and (e) of Schedule 13D is negative with respect to Ms. Rose.

            (c) See Items 3 and 4 above.


            Paragraphs (d) and (e) of Item 5 of Schedule 13D are not applicable to this filing.


                                SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

Date: October 27, 1998


                                    \s\ Mark S. Rose
                                    -----------------
                                        Mark S. Rose

                                    EXHIBIT 1

Item 2.  Acquisition or Disposition of Assets
----------------------------------------------

      On April 10, 1998, the Company executed a Share Purchase Agreement, whereby the Company agreed to purchase from the Shareholders of Apple Sports, Inc. and Apple Golf Shoes, Inc. (the "Apple Companies") all of their capital stock representing all of the outstanding capital stock of the Apple Companies (the "Acquisition"), in exchange for the issuance of 5 million shares of the Company, reimbursement of certain transfer and other fees of approximately $325,000 and, under certain circumstances, the issuance of additional shares of Common Stock.

      On May 28, 1998, the Company held its annual meeting and its stockholders voted to approve the Acquisition. Approval of the Acquisition by the stockholders of the Company was not required by the General Corporation Law of the State of Delaware or by the Company's Certificate of Incorporation or By-Laws, as amended. However, the rules of the American Stock Exchange, Inc. (the "AMEX"), on which the Company's Common Stock is listed for trading, require stockholder approval, where additional shares are to be issued as sole or partial consideration for an acquisition of the stock of another company under certain circumstances.

      On May 28, 1998, the Company consummated the transactions contemplated by the Share Purchase Agreement. On May 28, 1998, in connection with the consumation of the Acquisition, the Apple Companies' existing $15 million credit facility with Citibank, N.A. was replaced with a $12 million facility from LaSalle National Bank on substantially similar terms.

Terms of the Acquisition
------------------------

      Under the terms of the Share Purchase Agreement, Empire acquired all of the issued and outstanding shares of capital stock of each of the Apple Companies, for consideration equal to an aggregate of 5,000,000 shares of the Company's Common Stock (the "Initial Payment Shares"), subject to increase as described below. In the event that during the Adjustment Period (defined below) the closing daily market price of the Company's Common Stock trading on the AMEX or on any nationally recognized stock exchange (including The Nasdaq Stock Market or the New York Stock Exchange) (an "Exchange") shall not be at a price of $2.00 per share or higher for each of 45 consecutive stock trading days, then Empire shall be obligated to pay additional consideration in the amount of 1,153,846 shares of Empire Common Stock (the "Additional Payment Shares" and, together with the Initial Payment Shares, the "Payment Shares"), thereby bringing the number of shares of Empire Common Stock paid for the Acquisition to the aggregate of 6,153,846. For reference, the closing price per share of the Common Stock on the AMEX on April 15, 1998 was $1.25 per share.

      On or before August 26, 1998, Empire shall cause to be filed, and use its best efforts to have declared effective, a registration statement (the "Registration Statement") under the Securities Act of 1933, as amended, for an offering to be made on a delayed or continuous basis permitting sales of the Payment Shares in dealer transactions or in any other transfer for consideration not involving an underwritten public offering, and Empire shall pay all expenses of registration in connection with the Registration Statement.

      The Adjustment Period is the period of time commencing on the first trading date after the date on which the Registration Statement is declared effective by the Securities and Exchange Commission and the Payment Shares in question are deemed fully transferable on an Exchange (the "Effective Date") and ending on the first calendar anniversary of the Effective Date; provided, however, that if the Effective Date shall not have occurred within 90 days of the closing date of the Acquisition (the "Closing Date"), the Adjustment Period shall mean a period of 365 days commencing on the 91st day after the Closing Date.

      If the Effective Date shall not have occurred on or prior to 90 days after the Closing Date, the Apple Company Shareholders shall have the right (the "Put Right") to require Empire to repurchase up to an aggregate of 500,000 of the Payment Shares at a price of $2.00 per share for a total of up to $1,000,000. Any exercise of the Put Right will reduce the number of Additional Payment Shares issuable as consideration in the Acquisition by the percentage determined by multiplying (x) 100 by (y) the quotient of the number of Payment Shares as to which the Put Right is exercised divided by 500,000. The complete Share Purchase Agreement is attached hereto as Exhibit 2.1.

      The consideration payable by Empire described above was determined in arms'-length negotiations by the Board of Directors of Empire and the Apple Company Shareholders. In determining the consideration, the Board of Directors and Apple Company Shareholders considered, among other factors, the Apple Companies' history of growth and profitability, the growth potential of the golf industry and the prospects of Empire and the Apple Companies on a combined basis. The funds used to pay for the transfer fees and other fees due at closing were paid from the Company's working capital.

Dilution of Existing Stockholders
---------------------------------

      The exchange of shares of Common Stock of the Company for shares of the Apple Companies caused substantial dilution to the voting power and interests of current Empire stockholders. The issuance of the Payment Shares pursuant to the Share Purchase Agreement may also adversely affect the market price of the Company's securities. Based on the 7,848,761 shares of Empire Common Stock outstanding as of April 15, 1998, the issuance of the Initial Payment Shares and the Additional Payment Shares will equal approximately 39% and 44% of the Common Stock outstanding respectively and approximately 11% and 14% respectively, on a fully diluted basis, assuming the exercise of issued and outstanding options, the exercise of outstanding warrants and the conversion of issued and outstanding preferred stock.

Consolidated Business of Apple Sports, Inc. and Apple Golf Shoes, Inc.
----------------------------------------------------------------------

      The Apple Companies are privately held golf products companies engaged in the development, marketing and sale of golf footware and golf related accessories.

      Apple Sports, Inc. and Apple Golf Shoes, Inc. are the exclusive United States licensees of golf accessory products and golf shoes for Wilson(R) Sporting Goods Inc., one of the most recognized names in golf. The Apple Companies' broad range of golf products include shoes, pull carts, gloves, head covers, spikes, tees, umbrellas and many other accessory items. The Apple Companies also sell golf accessories under the Dorson(R) brand, which has been a recognized name in golf accessories since the 1940s.

      Apple Golf Shoes, Inc. offers a variety of golf related footware for men and women. Its primary competitors are major footware manufacturing companies, including Dexter, Etonic, Foot Joy and Nike. Apple Sports, Inc.'s competes with other golf accessory companies, including Gold Eagle, Dennco, and Ajay Sports, which sells products under license from Spalding.

      The Apple Companies source their products both domestically and overseas. The majority of its products are manufactured in the Far East (principally China, Indonesia, Thailand and Taiwan). The Apple Companies sell their products in the United States (90%) and internationally. Customers include sporting goods chains (40%), mass merchandisers (40%), pro shops and other golf product retailers (20%). The pro shop accounts are managed by commissioned manufacturers' representatives, whereas mass merchandisers and sporting goods chains are managed by the Apple Companies sales personnel in concert with manufacturers' representatives.

      The Company intends to continue to operate the businesses of the Apple Companies and to use the assets of the Apples Companies in furtherance of such operations.

Apple Sports, Inc. Capital Stock
--------------------------------

      Apple Sports, Inc.'s authorized capital stock consists of 200 shares of Common Stock, no par value. Immediately prior to the Acquisition, 100 shares of Common Stock were outstanding. The following shares were acquired from their respective owners of record: 70 shares from Mark Rose Companies Ltd.; 5 shares from E. Joy Rose; 15 shares from Timothy Moran; 5 shares from Robert A. Wertley; and 5 shares from Mark S. Rose.

Apple Golf Shoes, Inc. Capital Stock
------------------------------------

      Apple Golf Shoes, Inc.'s authorized capital stock consists of 200 shares of Common Stock, no par value. Immediately prior to the Acquisition, 100 shares of Common Stock were outstanding. The following shares were acquired from their respective owners of record: 25 shares from Timothy Moran; 5 shares from Robert
A. Wertley; 23 1/3 shares from Robert A. Wertley; as Trustee for Mark Rose Irrevocable Trust f/b/o Bridget A. Moran; 23 1/3 from Robert A. Wertley, as Trustee for Mark Rose Irrevocable Trust f/b/o Stacy Dugan; and 23 1/3 shares from Robert A. Wertley, as Trustee for Mark Rose Irrevocable Trust f/b/o Baylee Shea Rose.

Interest of Certain Persons in the Acquisition; Certain Affiliated Transactions
-------------------------------------------------------------------------------

      Timothy Moran, the President and Chief Executive Officer of Empire, is also the President, Chief Operating Officer and a significant stockholder of the Apple Companies. In connection with the Acquisition, Mr. Moran received twenty percent of the Payment Shares. Additionally, Mr. Moran and Mark Rose, formerly the majority stockholder of the Apple Companies, each owns 50,000 shares of Empire Series A Preferred Stock and holds warrants to acquire 50,000 shares of Common Stock. There are no past, present or proposed material contracts, agreements, arrangements, understandings, negotiations or transactions between Empire and the Apple Companies during the periods for which financial statements are presented or incorporated by reference. In addition, Timothy Moran was elected to Empire's Board of Directors on the May 28, 1998.